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                                                               Andrew D. Myers
                                   DIRECT  617-589-3835 DIRECT FAX 617-305-3102
                                                    EMAIL  amyers@davismalm.com


September 29, 2006


VIA EDGAR

Securities and Exchange Commission
Mail Stop 3561
100 F Fifth Street, N.E.
Washington, D.C. 20549

Attn: John Reynolds
      Assistant Director
      Division of Corporation Finance

Re:   Geneva Acquisition Corporation
      Amendment No. 2 to Registration Statement on Form S-1
      Registration Statement File No. 333-135419
      -----------------------------------------------------

Dear Mr. Reynolds:

         Geneva Acquisition Corporation (the "Company") has filed with the Commission an Amendment No. 2 to the above-referenced Registration Statement (the "Registration Statement"). For your convenience, we are providing you with three paper copies of Amendment No. 2 marked to show the changes made from Amendment No. 1 to the Registration Statement on Form S-1 which was filed with the Commission on August 9, 2006. We appreciate your observations and assistance in reviewing the Registration Statement. The changes reflected in Amendment No. 2 are intended to respond to the comments set forth in your letter dated September 25, 2006 (the "Comment Letter"). The changes made in response to the Comment Letter are discussed below. The numbered paragraphs below correspond to the numbered comments in the Comment Letter. Page references in the responses below are to the pages in the Prospectus included in Amendment No. 2 to the Registration Statement filed with the Commission on this date.


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Securities and Exchange Commission
September 29, 2006
Page 2


GENERAL

1. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 21 OF OUR LETTER DATED AUGUST 1, 2006. PLEASE TELL US WHERE ON PAGE 43 IT IS STATED "THE COMPANY WILL MAKE NO DISTRIBUTION TO ITS EXISTING STOCKHOLDERS ON THEIR PRIVATE PLACEMENT WARRANTS."

   RESPONSE: The statement "There will be no distributions from our trust account with respect to our warrants which will expire worthless" appears in Amendment No. 1 in the first full paragraph on page 42 (page 44 of Amendment No.
2). We apologize for the mistaken cross reference. The Company has added similar language in the third full paragraph on page 45. The prospectus also includes a statement on page 10 that "there will be no distribution from our trust account with respect to our warrants, and all rights with respect to our warrants will effectively cease upon our liquidation."

2. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 33 OF OUR PREVIOUS LETTER AND WE RESTATE THE COMMENT. PLEASE TELL US WHETHER THERE WOULD BE ANY CIRCUMSTANCES WHERE THE CLAIMS OF PUBLIC STOCKHOLDERS WOULD TAKE PRIORITY OVER THE CLAIMS OF CREDITORS OF THE COMPANY.

   RESPONSE: The Company has clarified on page 44 that claims by bona fide creditors would take priority over the claims of public stockholders, absent a legally enforceable waiver or valid defense against such claim. The Company acknowledges that this is the case, although it notes that mere claims do not necessarily give rise to a right of recovery.

3. COMMENT: WE NOTE YOUR RESPONSE TO COMMENT 37 OF OUR PREVIOUS LETTER. PLEASE INCLUDE MR. PICA'S AFFILIATION WITH SNICKELWAYS INTERACTIVE IN HIS BIOGRAPHY.

   RESPONSE: The Company has included on page 53 a description of Mr. Pica's past service on the board of directors of Snickelways Interactive.

LIQUIDATION IF NO BUSINESS COMBINATION, PAGE 8

4. COMMENT: THE DISCLOSURE PROVIDED HERE AND IN VARIOUS OTHER PLACES IN THE PROSPECTUS WOULD APPEAR TO INDICATE THAT THE COMPANY IS ABLE TO MAKE PROMPT DISTRIBUTIONS FROM THE TRUST ACCOUNT IN THE EVENT OF A LIQUIDATION AND DISSOLUTION WITHOUT CONSIDERING THE OBLIGATIONS OF NOT ONLY THE DGCL, BUT ALSO APPLICABLE STATE AND FEDERAL DEBTOR/CREDITOR AND BANKRUPTCY LAWS. WE NOTE IN PARTICULAR YOUR RESPONSE TO OUR COMMENT 21 FROM OUR AUGUST 1, 2006 COMMENT LETTER. THIS IS NOT OUR UNDERSTANDING OF THE ISSUES. PLEASE REVISE YOUR DISCLOSURE THROUGHOUT THE PROSPECTUS TO ADDRESS THE COMPANY'S COMPLIANCE WITH THE TERMS AND PROVISIONS OF THE DGCL, APPLICABLE STATE AND FEDERAL DEBTOR/CREDITOR LAWS, AND FEDERAL BANKRUPTCY LAWS IN THE EVENT OF A LIQUIDATION AND DISSOLUTION OF THE COMPANY. IN THIS REGARD, PLEASE NOTE THAT WE ARE AWARE THAT THE COMPANY'S CERTIFICATE OF INCORPORATION PROVIDES FOR AN IMMEDIATE TERMINATION OF ITS CORPORATE EXISTENCE IN THE EVENT THAT NO ACQUISITION IS CONSUMMATED WITHIN 24 MONTHS OF THE COMPANY'S INCORPORATION.


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Securities and Exchange Commission
September 29, 2006
Page 3


   RESPONSE: The Company has added disclosure on page 9 to address the Company's compliance with the DGCL and the federal bankruptcy laws in the event of a liquidation and distribution of the Company's property. The Company has also expanded its disclosure of the DGCL in the carryover paragraph and the first full paragraph on page 44. The Company's corporate existence will terminate twenty-four months from the effective date of the Registration Statement, if the Company has not completed a business combination by such date.

SUMMARY FINANCIAL DATA, PAGE 11

5. COMMENT: THE VALUE OF COMMON STOCK SUBJECT TO CONVERSION OF $11,634,315 DISCLOSED IN FOOTNOTE (2) DOES NOT RECONCILE TO THE "AS ADJUSTED" AMOUNT OF $11,364,315 PRESENTED WITHIN THE TABLE. PLEASE REVISE.

   RESPONSE: The $11,634,315 disclosed in the parenthetical at the bottom of page 12, which represents the approximate aggregate amount distributable to the public stockholders upon a liquidation of the Company, varies from the $11,364,315 "value of common stock which may be converted to cash" set forth in the table because the former includes the PRO RATA amount of the deferred underwriting discounts recoverable by the public stockholders upon conversion of their shares to cash. The Company has deducted the underwriting discount, including the deferred portion, from its stockholders equity in the table as an expense of the offering (and therefore has not reclassified it from equity to temporary equity as part of the "value of common stock which may be converted to cash"). The Company believes that this is appropriate because, unlike the proceeds included in "value of common stock which may be converted to cash", under no circumstances would the deferred underwriting discount become equity of the Company, the amount will either be paid to the underwriters or to the shareholders electing conversion. Since the Company will have a trust account and offsetting amount due for this deferred discount, payment made either to the underwriters or to the converting shareholders will not have a further impact on the Company's equity. The Company believes this reflects an accurate and conservative accounting. The reason for the deviation is described in the carryover sentence beginning on page 13.

IF THIRD PARTIES BRING CLAIMS AGAINST US...PAGE 15

6. COMMENT: WE NOTE YOUR DISCLOSURE, INCLUDING THAT ON PAGE 16 AND ELSEWHERE, THAT WITH RESPECT TO THE INDEMNIFICATION OBLIGATIONS OF CERTAIN AFFILIATES OF THE COMPANY THAT "WE BELIEVE THE LIKELIHOOD OF SUCH INDIVIDUALS HAVING ANY SUCH OBLIGATION IS MINIMAL." IT APPEARS THAT THE COMPANY CANNOT PREDICT WITH
CERTAINTY: (i) POTENTIAL CLAIMS OR LAWSUITS THAT MAY BE BROUGHT AGAINST THE COMPANY; (ii) WHAT WAIVER AGREEMENTS, IF ANY, THAT THE COMPANY WOULD OBTAIN FROM VENDORS, SERVICE PROVIDERS AND PROSPECTIVE TARGET BUSINESSES; (iii) THE AMOUNT OF ADDITIONAL EXPENSES THAT THE COMPANY MAY INCUR THAT EXCEEDS THE AMOUNT OF FUNDS HELD OUTSIDE OF THE TRUST; AND (iv) THE ABILITY OF THE COMPANY TO ENSURE THAT THE PROCEEDS HELD IN TRUST ARE NOT REDUCED BY CLAIMS OF TARGET BUSINESSES OR VENDORS. PLEASE REVISE THE DISCLOSURE THROUGHOUT THE PROSPECTUS, TO DISCLOSE THE REQUIREMENTS OF THE DGCL AND REFLECT THE RISK TO INVESTORS THAT THE FUNDS HELD IN TRUST MAY BE SUBJECT TO CLAIMS OR POTENTIAL CLAIMS OF CREDITORS WHICH WOULD REDUCE THE AMOUNT OF FUNDS HELD IN TRUST TO BE DISTRIBUTED TO PUBLIC STOCKHOLDERS IN THE EVENT OF LIQUIDATION.


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Securities and Exchange Commission
September 29, 2006
Page 4


   RESPONSE: The Company has added disclosure on page 17-18 and on page 45 to describe more fully the risks to investors that third party claims may be asserted against and diminish the trust proceeds. In addition, the Company has added language on page 9 to disclose more fully the requirements of the DGCL.

USE OF PROCEEDS, PAGE 26

7. COMMENT: IN THE FIRST FULL PARAGRAPH ON PAGE 27, AND ELSEWHERE AS APPROPRIATE, INCLUDE DISCLOSURE CONFIRMING THAT ALL OF THE FUNDS UTILIZED TO ACQUIRE SECURITIES FROM THE COMPANY IN THE PRIVATE PLACEMENT TRANSACTIONS ARE FUNDS OF THE INSIDER AND AFFILIATES PURCHASING IN SUCH PRIVATE PLACEMENTS AND ARE NOT BORROWED FUNDS. WE MAY HAVE FURTHER COMMENT.

   RESPONSE: The Company has disclosed at the bottom of page 3 and near the top of page 29 that the private placement warrants will be paid in cash by the initial stockholders and the proceeds deposited in the trust account. The funds used to purchase the private placement warrants have not been borrowed from the Company in order to pay such purchase price. In addition, on page 29 the Company has confirmed such investments constitute "at risk" capital from each initial stockholder for his own account.

MANAGEMENT, PAGE 50

8. COMMENT: WE NOTE YOUR RESPONSE TO OUR COMMENT 35 FROM OUR AUGUST 1, 2006 COMMENT LETTER AND WE RE-ISSUE THE COMMENT.

   RESPONSE: The Company has added disclosures on pages 58-59 to more clearly list companies to which the Company's officers and directors have pre-existing fiduciary obligations. The disclosure explains that these existing fiduciary obligations do not present any conflict of interest in identifying target business because firms such as New England Partners and Nexus Medical Partners invest much smaller amounts for minority positions in smaller companies (typically less than $20 million in enterprise value) than potential target businesses of the Company. As a result, these officers evaluate different businesses than they will for the Company and for different purposes. The Company's management has not established criteria by which they may evaluate a potential target business on behalf of the Company beyond the criteria described in the prospectus.

CERTAIN TRANSACTIONS, PAGE 59

9. COMMENT: WE NOTE THAT IN AUGUST OF 2006, SEVERAL OF THE SECURITIES PREVIOUSLY PURCHASED BY INSIDERS AND AFFILIATES OF THE COMPANY IN A PRIVATE PLACEMENT TRANSACTION WERE SUBSEQUENTLY TRANSFERRED BY SUCH INDIVIDUALS TO OTHER INDIVIDUALS AND ENTITIES, INCLUDING TO INDIVIDUALS AND ENTITIES WHO ARE NOT OFFICERS, DIRECTORS OR MATERIAL SHAREHOLDERS OF THE COMPANY BUT INCLUDE SPECIAL ADVISORS AND/OR "OTHER ACCREDITED INVESTORS." PLEASE PROVIDE THE STAFF WITH A LEGAL ANALYSIS AS TO HOW SUCH TRANSACTIONS WERE CONSUMMATED IN A MANNER CONSISTENT WITH (i) THE LIMITATIONS ON CONDUCTING A PRIVATE PLACEMENT SIMULTANEOUSLY WITH CONDUCTING A PUBLIC OFFERING INCLUDING THE GENERAL SOLICITATION ASPECTS OF SUCH A PUBLIC OFFERING, AND (ii) THE LIMITATIONS AND RESTRICTIONS PLACED ON THE RESALE OF RESTRICTED SECURITIES OF BLANK CHECK COMPANIES HELD BY AFFILIATES OF SUCH COMPANY, AS ADDRESSED IN THE CORRESPONDENCE TO KEN WORM FROM RICHARD WULFF DATED JANUARY 21, 2000. WE MAY HAVE FURTHER COMMENT.


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Securities and Exchange Commission
September 29, 2006
Page 5


   RESPONSE:

   The sales of 677,600 shares from Danbury Management Company, LLC and Messrs. Rousseau and Zaic were made for cash at the same price ($0.01 per share) at which said shares were originally purchased by the sellers. The sales were made to officers, directors and special advisors of the Company or their affiliates, with a view to broadening the stock ownership of the Company among persons whom the Company believes are important to its future success. In addition, the purchasers of these shares, together with Messrs. Rousseau and Zaic, are expected to be the principal purchasers of $1,900,000 in private placement warrants, the proceeds of which will be deposited in the trust account as additional protection for the public stockholders in the event of liquidation of the Company. The Company has added additional disclosure to page 62 to clarify the relationships of the purchasers to the Company.

   Each of the purchasers of common stock and warrants are accredited investors with whom the Company and members of the management have existing business or personal relationships. The sales of common stock and warrants were negotiated by means of personal contacts with the purchasers and not by means of general solicitation or advertisement. Each purchaser has represented that he is purchasing the shares or warrants for investment and not with a view to resale or distribution and that his shares or warrants are restricted securities which may not be sold absent registration or an applicable exemption under the Securities Act.

   Moreover, the purchasers of the common stock will be "initial stockholders" of the Company, and as such, all of their shares will be placed in escrow and will not be transferable (subject to limited exceptions such as transfers for estate planning purposes) during the escrow period until six months after the consummation of a business combination. Furthermore, the private placement warrants will also be placed in escrow and will not be transferable (subject to limited exceptions such as transfers for estate planning purposes) during the escrow period and will not be released from escrow until 30 days after the completion of a business combination. See page 11 of the Registration Statement.

   Accordingly, the Company believes that these sales complied with the registration requirements, and are entitled to the exemptions provided in Regulation D and Sections 4(2) and 4(6), of the Securities Act.

   In addition, the 677,600 shares of common stock issued to "initial stockholders" are securities with rights which differ significantly from the shares of common stock to be issued to the "public stockholders". In particular, shares owned by initial stockholders are not entitled to participate in liquidation distributions or to elect the cash conversion option. As such, they should not be integrated with the shares to be issued to the public stockholders.


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Securities and Exchange Commission
September 29, 2006
Page 6


   We have reviewed with the Company the no action letter dated January 21, 2000 to Ken Worm, Assistant Director of the OTC Compliance Unit of NASD Regulation, Inc. The position of the Commission staff in that no action letter is acknowledged on page 68 of the Registration Statement under the caption "Availability of Rule 144 to Resales of Stock of Blank Check Companies." We also note that the Company will agree in the Registration Rights Agreement (also discussed on page 68) that the initial stockholders and the holders of the private placement warrants will be entitled to registration of those securities for sale under the Securities Act.

   The Company notes, however, that the factual circumstances described in the no action letter are quite different from those present in this case. The transfer of the Company's common stock shares and the private placement of its warrants described in the Registration Statement are not part of a plan to effect a wider distribution of securities without registration under the securities laws and the Company is not aware of any other plans or arrangements which would have that effect.

DESCRIPTION OF SECURITIES

PURCHASE OPTION, PAGE 64

10. COMMENT: PLEASE REVISE YOUR DESCRIPTION OF THE UPO TO BE CONSISTENT WITH THE DISCLOSURE PROVIDED ON F-10. PLEASE DISCLOSE THAT (i) IN NO EVENT WILL YOU BE REQUIRED TO NET CASH SETTLE THE UPO OR UNDERLYING WARRANT EXERCISE, (ii) THE UPO WILL NOT BE EXERCISABLE UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES UNDERLYING THE UPO AND (iii) IF A REGISTRATION STATEMENT IS NOT EFFECTIVE, THE UPO AND UNDERLYING WARRANTS MAY EXPIRE WORTHLESS.

   RESPONSE: The Company has revised the disclosure on page 67 to be consistent with the disclosure on page F-10.

ITEM 15, RECENT SALES OF UNREGISTERED SECURITIES, II-4

GENERAL

11. COMMENT: WE NOTE YOUR DISCLOSURE ON PAGE 61 (PRINCIPAL STOCKHOLDERS) AND PAGES II-3 AND II-4 (ITEM 15 - RECENT SALES OF UNREGISTERED SECURITIES) REGARDING THE TRANSFER OF 1,500,000 SHARES OF COMMON STOCK BY YOUR FOUNDERS TO YOUR NEWLY APPOINTED OFFICERS AND DIRECTORS IN MAY 2006. PLEASE DISCLOSE THE DATE OF EACH TRANSFER, THE CONSIDERATION RECEIVED BY YOUR FOUNDERS, AND THE RELATIONSHIP OF EACH TRANSFEREE TO THE FOUNDERS.

   RESPONSE: The Company believes Comment 11 should refer to the 677,600 shares transferred in August 2006 rather than a transfer of 1,500,000 shares in May 2006 (the Company was organized in June). The Company has added disclosure on pages 62 and II-4 regarding the transfer of 677,600 shares of common stock to certain officers, directors and affiliates and has disclosed the relationship of each transferee to the Company, the date of each transfer, and the consideration received by the transferors of these 677,600 shares. The transferees are known to the founders through prior business transactions or through personal friendships.


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Securities and Exchange Commission
September 29, 2006
Page 7


12. COMMENT: WE NOTE THAT WHEN SHARES ARE TRANSFERRED BY A PRINCIPAL STOCKHOLDER TO SETTLE AN OBLIGATION OF THE REGISTRANT, OR IN EXCHANGE FOR SERVICES RECEIVED BY THE REGISTRANT, THE ECONOMIC SUBSTANCE OF THE TRANSACTION IS A CAPITAL CONTRIBUTION BY THE SHAREHOLDER FOR THE PAYMENT OF THE REGISTRANT'S EXPENSES. IN SUCH CASES, STAFF ACCOUNTING BULLETIN TOPIC 5.T. REQUIRES AN EXPENSE TO BE RECORDED, EQUAL TO THE FAIR VALUE OF THE SHARES TRANSFERRED. WITH RESPECT TO EACH SUBSEQUENT TRANSFER OF SHARES BY YOUR MAJOR SHAREHOLDER OUTLINED ABOVE, PLEASE TELL US HOW YOU EVALUATED THE GUIDANCE IN STAFF ACCOUNTING BULLETIN TOPIC 5.T.

   RESPONSE: The transfers of 677,600 shares by Danbury Management Company, LLC and Messrs. Rousseau and Zaic were made at arm's length for cash consideration and not in exchange for goods or sources received by the Company. Accordingly, SAB Topic 5.T is not applicable.

Thank you again for your assistance. If you have any questions concerning the material provided herein, please do not hesitate to call William F. Griffin, Jr., at this office, or the undersigned.

Very truly yours,

/s/ Andrew D. Myers

Andrew D. Myers

ADM:sle
Enclosures

cc:  John F. Rousseau, Esquire
     Mr. James McGrath
     Mr. Vincent Pica II
     David Miller, Esquire
     William F. Griffin, Jr., Esquire